UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bird Global, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09077J107

(CUSIP Number)

Travis VanderZanden

c/o Bird Global, Inc.

406 Broadway, Suite 369

Santa Monica, California 90401

(866) 205-2442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107	13D	Page 1 of 6 pages

1	Names of Reporting Persons Travis VanderZanden
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 35,268,992
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,268,992
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,268,992
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 406 Broadway, Suite 369, Santa Monica, California 90401.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Travis VanderZanden (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Bird Global, Inc., 406 Broadway, Suite 369, Santa Monica, California 90401. The Reporting Person’s present principal occupation is Chief Executive Officer, Founder and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 34,534,930 shares of Class X common stock, par value $0.0001 per share, of the Issuer (the “Class X Common Stock” and together with the Class A Common Stock, the “Common Stock”) that may be converted by the Reporting Person at any time for shares of Class A Common Stock on a one-to-one basis. In addition, in connection with the Business Combination Agreement and effective upon the filing of the Issuer’s Registration Statement on Form S-8, the Reporting Person was granted 23,490,000 restricted stock units that will be settled in shares of Class A common stock upon the satisfaction of various time- and performance-based vesting conditions.

Item 4.	Purpose of Transaction.

Business Combination

On November 4, 2021 (the “Closing Date”), pursuant to that certain Business Combination Agreement, dated as of May 11, 2021, by and among Switchback II Corporation, a Cayman Islands exempted company (“Switchback”), Maverick Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Switchback (“Merger Sub”), Bird Rides, Inc., a Delaware corporation (“Bird”), and the Issuer (the “Business Combination Agreement”), Merger Sub merged with and into Bird (the “Acquisition Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Bird surviving the Acquisition Merger as a wholly owned subsidiary of the

CUSIP No. 09077J107	13D	Page 3 of 6 pages

Issuer. Immediately prior to the effective time of the Acquisition Merger, each then-outstanding share of preferred stock of Bird converted automatically into a number of shares of common stock, par value $0.000001 per share, of Bird (“Bird Common Stock”) at the then-effective conversion rate as calculated pursuant to the certificate of incorporation of Bird (the “Conversion”). At the effective time of the Acquisition Merger, pursuant to the Acquisition Merger: (a) each then-outstanding share of Bird Common Stock, including shares of Bird Common Stock resulting from the Conversion, but excluding shares of Bird’s outstanding restricted stock (“Bird Restricted Stock”), were canceled and automatically converted into the right to receive (i) (A) with respect to the Reporting Person, the number of shares of Class X Common Stock and (B) with respect to any other persons who held Bird Common Stock, the number of shares of Class A Common Stock, in each case, equal to the applicable exchange ratio (determined in accordance with the Business Combination Agreement and as further described in the Proxy Statement/Prospectus) (the “Exchange Ratio”) and (ii) the contingent right to receive certain earnout shares; (b) each then-outstanding and unexercised warrant of Bird were automatically assumed and converted into a warrant to purchase one share of Class A Common Stock (the “Warrants”) based on the Exchange Ratio and at an adjusted exercise price per share (determined in accordance with the Business Combination Agreement and as further described in the Proxy Statement/Prospectus); (c) each then-outstanding and unexercised option to purchase shares of Bird Common Stock was converted into (i) an option exercisable for shares of Class A Common Stock based on the Exchange Ratio and (ii) the contingent right to receive certain earnout shares; (d) each then-outstanding award of Bird Restricted Stock was converted into (i) an award covering shares of Class A Common Stock based on the Exchange Ratio and (ii) the contingent right to receive certain earnout shares; and (e) each then-outstanding award of restricted stock units covering shares of Bird Common Stock was converted into (i) a restricted stock unit award covering shares of Class A Common Stock based on the Exchange Ratio and (ii) the contingent right to receive certain earnout shares.

Registration Rights Agreement

In connection with the consummation of the Business Combination, certain equityholders of the Issuer, including the Reporting Person, entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Issuer has agreed to use commercially reasonable efforts to register the resale of certain securities owned by the parties to the A&R Registration Rights Agreement. Such parties are also entitled to demand and piggyback registration rights under the A&R Registration Rights Agreement.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 09077J107	13D	Page 4 of 6 pages

Lock-Up

On the Closing Date, in connection with the closing of the Business Combination, the Issuer adopted bylaws with a lock-up provision applicable to the Reporting Person. The provision provides that, subject to certain exceptions, holders of the Issuer’s Common Stock issued in connection with the Business Combination are restricted from transferring their shares of Common Stock received as consideration in the Business Combination for a period of 180 days following the closing of the Business Combination (the “Lock-Up Period”). Notwithstanding the foregoing if (a) at least 120 days have elapsed since the Acquisition Closing Date (as defined in the Business Combination Agreement) and (b) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (as defined in the bylaws), the Lock-up Period shall end 10 trading days prior to the commencement of the Blackout Period provided that (x) the Issuer has announced the date of the expected Lock-Up Period expiration through a major news service, or on a Form 8-K, at least two trading days in advance of the release, and (y) that the Issuer has publicly released its earnings results for the fourth fiscal quarter of 2021.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 35,268,992

•	Percent of Class: 12.8%

CUSIP No. 09077J107	13D	Page 5 of 6 pages

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 35,268,992

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 35,268,992

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 34,534,930 shares of Class X Common Stock held of record by the Reporting Person and (ii) 734,062 shares of Class A Common Stock underlying restricted stock units held of record by the Reporting Person that are vested or will vest within 60 days of the date hereof.

The above percentage is based on 239,745,710 shares of Class A Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 3, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above describes the material terms of the A&R Registration Rights and is incorporated by reference herein. A copy such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except for the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1	Amended and Restated Registration Rights Agreement, dated November 4, 2021, by and among Bird Global, Inc., NGP Switchback II, LLC, and the other holders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 9, 2021).

CUSIP No. 09077J107	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

By:	/s/ Travis VanderZanden
Name: Travis VanderZanden